XSUNX, INC.
                                  65 Enterprise
                              Aliso Viejo, CA 92656



                                  May 20, 2005




Bret Johnson
Securities & Exchange Commission
Division of Corporate Finance
450 Fifth Street, NW
Washington, DC 20549-0405

Re:      XsunX, Inc.

Dear Mr. Johnson:

         In response to the SEC comments of April 29, 2005, we hereby provide, in writing, acknowledgment that:

         1. The Company is responsible for the adequacy and accuracy of the disclosure in their filings;

         2. Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

         3. The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

         We hope this satisfies your requirement.

                                              Sincerely,

                                              XSUNX, INC.



                                              By: /s/ Tom Djokovich
                                                  ------------------------------
                                                  Tom Djokovich, President